

March 28, 2013

<u>Via E-mail</u>
James R. Stewart
Chief Financial Officer
Rimage Corporation
7725 Washington Avenue South
Edina, Minnesota 55439

> **Re: Rimage Corporation**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed November 9, 2012**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-20728**

Dear Mr. Stewart:

We have reviewed your letter dated February 26, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 12, 2013.

Form 10-Q for the quarter ended September 30, 2012

Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements

Goodwill and Intangible Assets, page 10

1.   We note in your response to prior comment 1 that you continued to explain why the most recent valuation report was used. Please tell us the amount of the actual margin between

the fair value and the carrying value of the most recent valuation report. We refer you to ASC 350-20-35-3F.

2.   Your response to prior comment 1 states that you had changes in sales personnel at Qumu. Tell us when Qumu experienced its turnover of sales personnel subsequent to the acquisition. Indicate whether the former sales personnel serviced significant customers and how long they had been employed by Qumu.

3.   We note in your response to comment 1 that significant sales arrangements closed as of late Q2 and early Q3. Please explain whether these arrangements were subscription agreements instead of perpetual agreements. Indicate when the expected change in how some of Qumu customers procure Qumu's products and services took place.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

4.   Tell us what consideration you gave to expanding your disclosure to include a result of operations discussion and analysis of your segment operating income (loss). See Section III.F.1 of SEC Release 33-6835.

Critical Accounting Policies

Revenue Recognition, page 33

5.   We note from your disclosure on page 33 that you disclose arrangements in the Enterprise Content Distribution Software and Disc Publishing segments containing both software-related and non-software-related elements. We further note that this disclosure was not included in your 2011 Form 10-K. Please provide a description of the nature of your deliverables and units of accounting for these arrangements and address how each unit of accounting complies with FASB ASC 605-25-25-5(a) and 25-5(c) of that literature. In this regard, tell us whether your policy has changed.

        You may contact Amanda Kim at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief